Exhibit 99.3

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of director

DR JOHN D G MCADAM

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

PERSON NAMED ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

PERSON NAMED ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

PERSON NAMED ABOVE

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7. Number of shares / amount of stock purchased:

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

21 NOVEMBER 2003

14. Date company informed

21 NOVEMBER 2003

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

1,631,305 SHARES

23. Any additional information

ON 21 NOVEMBER 2003, DR MCADAM CANCELLED HIS ICI SHARESAVE SCHEME CONTRACTS AND OPTIONS IN RELATION TO THE FOLLOWING GRANTS:

8 DECEMBER 2000 OVER 532 SHARES

12 DECEMBER 2001 OVER 6,319 SHARES

24. Name of contact and telephone number for queries

SCOTT IRVINE, 020 7009 5258

25. Name and signature of authorised company official responsible for making this notification

SCOTT IRVINE, COMPANY SECRETARIAT MANAGER

Date of Notification

24 NOVEMBER 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.